FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

06040707

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

Total Control Products, Inc. 401K and Profit Sharing Plan
C/O Computer Dynamics
Human Resources
7640 Pelham Road
Greenville, SC 29615-5736

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Total Control Products, Inc. 401K and Profit Sharing Plan

By: Karen McGregor

Name: Karen McGregor
Title: FIN Payroll Administrator
Finance

Date: June 20, 2006

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Registered Public Accounting Firm
24	Financial Report

KPMG LLP
345 Park Avenue
New York, NY 10154

Consent of Independent Registered Public Accounting Firm

Total Control Products, Inc.
401(k) and Profit Sharing Plan:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74415) of the General Electric Company of our report dated June 20, 2006, relating to the statements of net assets available for plan benefits of Total Control Products, Inc. 401(k) and Profit Sharing Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of Total Control Products, Inc. 401(k) and Profit Sharing Plan.

KPMG LLP

New York, New York
June 20, 2006

TOTAL CONTROL PRODUCTS, INC. 401(K)
AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

TOTAL CONTROL PRODUCTS, INC. 401(K)
AND PROFIT SHARING PLAN

December 31, 2005 and 2004

Table of Contents

* Schedules required by Form 5500 which are not applicable have not been included.

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Total Control Products, Inc. 401(k) and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Total Control Products, Inc. 401(k) and Profit Sharing Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Total Control Products, Inc. 401(k) and Profit Sharing Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 20, 2006

TOTAL CONTROL PRODUCTS, INC. 401(k)
AND PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

	2005	2004
Assets:		
Investments at fair value (note 3):		
Cash and cash equivalents	$ 19,686	$ 17,534
Mutual funds	2,344,632	2,186,802
Common stock	367,324	321,051
Pooled investment fund	509,926	491,667
Participant loans	42,743	78,500
Total investments	3,284,311	3,095,554
Receivables:		
Participant contributions	21,708	21,927
Employer contributions	12,188	11,576
Accrued investment income	4,147	3,477
Total receivables	38,043	36,980
Total assets	3,322,354	3,132,534
Liabilities:		
Payable for excess contributions	1,277	—
Net assets available for plan benefits	$ 3,321,077	$ 3,132,534

See accompanying notes to financial statements.

TOTAL CONTROL PRODUCTS, INC. 401(k)
AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (note 3)	$ 41,516	$ 146,800
Dividends	89,866	112,086
Interest on participant loans	2,666	3,318
Total investment income	134,048	262,204
Contributions:		
Participant	192,721	194,414
Employer	102,087	111,321
Total contributions	294,808	305,735
Deductions from net assets attributed to:		
Benefits paid to participants	(240,013)	(236,081)
Loan fees (note 1)	(300)	(750)
Net increase	188,543	331,108
Net assets available for plan benefits at:		
Beginning of year	3,132,534	2,801,426
End of year	$ 3,321,077	$ 3,132,534

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of the Total Control Products, Inc. 401(k) and Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering employees of Total Control Products, Inc. (the Company), whose ultimate parent is General Electric Company (GE). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

MG Trust Company, L.L.C. (MG Trust) is the Plan's custodian and BISYS Retirement Services (BISYS) is record-keeper

Eligibility

Employees become eligible to join the Plan once they have worked for three months for the Company and have reached the age of 21.

Contributions

Participants are may elect to defer up to 15% of their compensation before tax subject to limitations imposed by law. The Company provides a matching contribution equal to 100% up to the first 3% of eligible compensation before tax. The Company may also provide an additional discretionary contribution to the Plan. There were no discretionary contributions made in 2005 and 2004.

The United States Internal Revenue Code limits pre-tax contributions. The limits for participants under age 50 were generally $14,000 and $13,000 in 2005 and 2004, respectively. For other participants, the 2005 and 2004 limits were generally $18,000 and $16,000, respectively.

Vesting

Participants are fully vested in their contributions to the Plan and earnings thereon. The Plan provides for participants to be vested in Company matching and discretionary contributions and earnings thereon as follows:

Years of service	Percent vested
Less than 1	0%
1 but less than 2	33%
2 but less than 3	66%
3 or more	100%

At December 31, 2005 and 2004, forfeited nonvested amounts totaled $85,075 and $80,940, respectively. These amounts may be used to reduce future Company contributions. No forfeitures were used to reduce Company contributions in 2005 and 2004.

Participant Accounts

Each participant's account is credited with the participant's contribution, and allocation of the Company's contribution, if any, and allocation of the Plan's earnings or losses thereon. Allocations are based on participant's earnings or account balances, as provided in the Plan document. Each participant is entitled only to the benefits equal to the vested portion of their participant's account.

Investment Options

Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options:

(a) GE Common Stock Fund – This fund primarily invests in shares of GE common stock, with a small portion of the fund held in cash or other short term investments to provide liquidity.

(b) GE International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

(c) GE U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

(d) GE Fixed Income Fund – This fund seeks income consistent with preservation of capital. The fund invests primarily in fixed-income securities including government obligations, corporate debt, mortgage- and asset-backed instruments, and money-market instruments.

(e) State Street Stable Value Fund – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

(f) Three funds which seek varying levels of capital growth and/or income:

GE Aggressive Allocation Fund

GE Moderate Allocation Fund

GE Conservative Allocation Fund

These funds primarily invest in underlying equity GE funds such as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The funds may invest in various short-term investments, including money market instruments.

(g) GE Premier Growth Equity Fund – The fund seeks long-term capital appreciation and future income. The fund normally invests at least 65% of assets in equity securities. The fund may invest in companies of any size, although it primarily invests in larger companies.

(h) GE Small Cap Value Equity Fund – The fund invests primarily in equity securities of small-cap companies that management believes are undervalued by the market but have solid growth prospects. These companies generally have market capitalizations that fall within the range of the Russell 2000 index.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies are distributed annually to participants.

Participant Loans

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lessor of $50,000 minus their highest outstanding balance of loans from all Company and Affiliate plans during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The period of repayment of any loan is up to 5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 10 years may be permissible. Loans are secured by the balance in the participant's account and bear interest at a rate in accordance with the prime rate reported on the last business day of the month before the month in which the loan application is received, plus 1%. Repayment is made through automatic payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account in either a lump-sum amount or a direct rollover. For terminations of service resulting from other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution. In case of hardships, a participant may elect to withdraw all or a portion of his or her before-tax contributions (without earnings), matching contributions and profit sharing contributions. In order to make a hardship withdrawal, a participant must first withdraw the maximum nontaxable loans.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual methods of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. All shares of registered investment companies (mutual funds) are valued at quoted market prices. Shares of pooled investment funds are stated at cost which approximates fair value. This represents the net asset value of shares as reported by the investment manager of the fund. GE Common Stock is traded on the New York Stock Exchange and is valued at the current market price on the last business day of the Plan's year end.

Short-term investments and participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the appropriate participant's investment fund's assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3) Investments

The fair values of individual investments as of December 31, 2005 and 2004 are as follows:

		2005			2004	
Mutual funds:						
GE Small-Cap Value Equity Fund	$	567,920	*	$	467,845	*
GE U.S. Equity Fund		556,572	*		576,086	*
GE Premier Growth Equity Fund		370,891	*		388,260	*
GE Fixed Income Fund		309,136	*		342,984	*
GE International Equity Fund		187,241	*		127,011	
GE Aggressive Allocation Fund		152,843			128,858	
GE Conservative Allocation Fund		137,472			115,100	
GE Moderate Allocation Fund		62,557			40,658	
Total mutual funds		2,344,632			2,186,802	
Pooled investment fund:						
State Street Stable Value Fund		509,926	*		491,667	*
Common stock:						
GE Common Stock		367,324	*		321,051	*
Short-term investments:						
Cash and cash equivalents		19,686			17,534	
Participant loans		42,743			78,500	
Total investments	$	3,284,311		$	3,095,554	

* Represents 5% or more of Plan's net assets.

During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

		2005		2004
GE Common Stock	$	(5,677)	$	90,642
Mutual funds		47,193		56,158
Total	$	41,516	$	146,800

(4) Risk and Uncertainties

The Plan offers a number of investment options including GE common stock and a variety of investment funds, consisting of mutual funds and a pooled investment fund. The investment funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts, reported in the Statements of Net Assets Available for Plan Benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across ten participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which invests in a single security.

(5) Related Party Transactions (Parties in Interest)

The record-keeping functions for the underlying investments held by the Plan are performed by BISYS. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, Inc., affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Plan Sponsor.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor or an affiliate of the Plan Sponsor. Mutual fund and pooled investment fund operating expenses, which include expenses paid to GEAM and BISYS, come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

(6) Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 17, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(7) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination or partial termination, participants will become fully vested, and net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

Supplemental Schedule

TOTAL CONTROL PRODUCTS, INC. 401(k)
AND PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

	Identity of issue, borrower, lessor, or similar party	Description of investments	Number of shares		Current value
*	MG Trust Company	Cash and cash equivalents	19,686	$	19,686
*	GE Common Stock	Common stock	10,480		367,324
*	GE Conservative Allocation Fund	Mutual fund	15,801		137,472
*	GE Moderate Allocation Fund	Mutual fund	5,879		62,557
*	GE Aggressive Allocation Fund	Mutual fund	13,538		152,843
*	GE Fixed Income Fund	Mutual fund	25,740		309,136
*	GE Small-Cap Value Equity Fund	Mutual fund	36,405		567,920
*	GE U.S. Equity Fund	Mutual fund	20,417		556,572
*	GE Premier Growth Equity Fund	Mutual fund	13,571		370,891
*	GE International Equity Fund	Mutual fund	11,060		187,241
	State Street Stable Value Fund	Pooled investment fund	509,926		509,926
*	Participant loans	25 loans to participants with interest rates of 4.00% to 8.00%			42,743
				$	3,284,311

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.